UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number:  001-33869

Star Bulk Carriers Corp.
(Translation of registrant’s name into English)

7, Fragoklisias Street, 2nd floor, Maroussi 151 25, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 17, 2008, Star Bulk Carriers Corp. (the “Company”) announced that its board of directors declared a cash and stock dividend totaling $0.36 per common share for the quarter ended September 30, 2008.  The dividend payment consists of a cash portion in the amount of $0.18 per share with the remaining half of the dividend payable in the form of newly issued common shares.  The amount of newly issued common shares will be based on the volume weighted average price of the Company’s common shares on the Nasdaq Global Market during the five days before the ex-dividend date, or November 25, 2008.  The dividend will be payable on or about December 1, 2008 to stockholders of record on November 28, 2008.

The Company also announced that management and directors who currently hold approximately 10.3 million of the Company’s common shares have committed to reinvest the cash portion of their dividend into newly issued shares in a private placement at the same weighted average price on which the stock portion of the dividend is based, thereby electing to effectively receive the full amount of their dividend in the form of newly issued common shares.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-153304) which was filed with the U.S. Securities and Exchange Commission on September 2, 2008, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Star Bulk Carriers Corp.

Dated: November 24, 2008
By: /s/ Prokopios Tsirigakis
Name: Prokopios Tsirigakis
Title: Chief Executive Officer and President

SK 25767 0001 938884